Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

April 27, 2023

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Brian McAllister

Re:	Andretti Acquisition Corp.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 22, 2023
File No. 001-41218

Ladies and Gentlemen:

On behalf of our client, Andretti Acquisition Corp., a Cayman Islands exempted company (the “Company”), we provide the following response to the comment included in your recent letter regarding the above captioned Form 10-K. For your convenience, we restate your comment and convey the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2022
Risk Factors, page 13

1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the Company and its sponsor have, with the assistance of counsel, conducted a review of their respective status under section 721 of the Defense Production Act of 1950, as amended (the “DPA”), with respect to the jurisdiction of the Committee on Foreign Investment in the United States (CFIUS”). Based on this review, the Company is of the view that neither it nor its sponsor have the foreign ownership, control, or other ties that would make either of them a foreign person for purposes of the DPA or CFIUS.

* * *

Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3309.

Very truly yours,

/s/ Raphael M. Russo
Raphael M. Russo

cc:	William J. Sandbrook
Andretti Acquisition Corp.